Exhibit 99.1

AMER SPORTS REPORTS FIRST QUARTER 2024 FINANCIAL RESULTS, COMPANY UPDATES FULL YEAR GUIDANCE

•	First quarter revenue, adjusted operating margin, and adjusted diluted EPS above guidance
•	First quarter revenue increased 13% year-over-year to $1.2 billion led by the Technical Apparel Segment
•	Strong gross margin expansion reflecting mix shift toward highest-margin brands, channels, and regions
•	Flagship Arc’teryx brand continues to generate best-in-class financial performance
•	IPO proceeds used to pay down $1.4 billion of debt; ended 1Q with $1.7 billion of net debt[1]

HELSINKI (May 21, 2024) – Amer Sports Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the first quarter of 2024.

CEO James Zheng commented, “The momentum behind our strong financial performance has continued through the first quarter of 2024, as we delivered sales and profitability above our guidance. Our transformation to a brand-direct business model four years ago continues to fuel profitable growth today, and our high-performance technical products are resonating with consumers globally. We are gaining share in the premium sports and outdoor market and are well positioned to deliver another great year in 2024.”

CFO Andrew Page added, “The fast growth of our high-margin Arc’teryx franchise is elevating the growth and profitability profile of Amer Sports. This dynamic allows us to deliver profitable growth for shareholders while continuing to reinvest in the many opportunities across our unique portfolio of brands.”

FIRST QUARTER 2024 RESULTS

Revenue increased 13% to $1.2 billion as compared to the first quarter of 2023 led by a 44% increase in the Technical Apparel segment. On a constant currency basis, revenue increased 14%. Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period. Technical Apparel growth was driven by Arc’teryx, which is generating double-digit new store growth while also delivering exceptional omni-comp growth against difficult comparisons from the first quarter of 2023. The brand is generating broad-based growth across regions, led by Asia Pacific and the Americas, followed by Greater China and Europe, the Middle East and Africa (“EMEA”).

At the Amer Sports Group level, DTC expanded 41% with double-digit growth across all regions and wholesale revenues decreased 1% year over year. Regional growth was led by Greater China which increased 51% and the Asia Pacific region which rose by 34%. EMEA grew 1% and revenues were flat in the Americas, where growth in the Technical Apparel segment was offset by declines in the Ball & Racquet and Outdoor Performance segments.

1Net debt is defined as loans from financial institutions and related parties less cash and cash equivalents

www.amersports.com	1

On a reported basis, gross margin for the first quarter of 2024 was 54.0%. SG&A expense was $534 million, compared to $422 million for first quarter 2023. Operating profit for the first quarter 2024 was $109 million compared to $130 million for the first quarter 2023. Net finance cost was $94 million in the first quarter. Net income for the first quarter 2024 was $7 million compared to $19 million for the first quarter 2023. Diluted earnings per share was $0.01 for the first quarter 2024 compared to $0.05 for the first quarter 2023.

Adjusted gross profit margin rose 110 basis points to 54.3% compared to 53.2% for the first quarter 2023, primarily driven by favorable segment revenue mix shift towards Technical Apparel, which is the highest gross margin segment in the Group. Lower logistics costs also drove gross margin expansion, which were partially offset by higher raw material costs and higher product discounts as compared to prior year.

Adjusted SG&A expenses as a percentage of revenues increased 420 basis points on slower sales growth and represented 43.7% of revenues for the first quarter 2024. Key areas of expense growth include variable costs related to the higher mix of DTC sales, as well as key investments to support growth, including IT infrastructure investments and new store openings.

Adjusted operating margin decreased 240 bps from 13.4% in the first quarter 2023 to 11.0% in the first quarter 2024, above previous guidance of 9.0–10.0%. Adjusted net finance cost was $76 million in the first quarter.

Adjusted net income for the first quarter 2024 was $39 million, or $0.08 per share on a fully diluted basis compared to adjusted net income of $27 million, or $0.07 per share on a fully diluted basis in the first quarter of 2023. The effective tax rate on adjusted pretax income was 25% in the first quarter.

Balance sheet. Year-over-year inventories were up 6%, below the 13% revenue growth for the quarter and in a healthy position. Net debt was $1.7 billion, and cash and equivalents totaled $337 million at quarter end.

SEGMENT RESULTS

Technical Apparel. In the first quarter 2024, revenue increased 44% year-over-year to $510 million, driven by growth in both channels, with DTC up 46%, including 36% omni-comp growth, and wholesale up 40%. On a constant currency basis, Technical Apparel revenue increased 48%. The overperformance was driven by Arc’teryx, which continues to experience strong brand momentum across all regions, channels, consumer segments, and product categories. DTC growth was driven by both store network expansion, with a net increase of 19 new owned retail stores, as well as strong volume growth in existing stores and e-commerce platforms. Technical Apparel wholesale revenues increased 40% driven primarily by higher volumes as compared to the prior year. Regionally, growth was led by Asia Pacific, followed by the Americas, Greater China, and EMEA. Technical Apparel segment adjusted operating profit margin contracted 40 basis points to 23.0% as compared to a very strong margin comparison in the first quarter of 2023. The contraction was primarily due to foreign currency exchange losses.

Outdoor Performance. Revenue increased 6% to $400 million driven by mid-teens growth in Salomon soft goods, which was led by Asia Pacific and Greater China. This growth was partially offset by Winter Sports Equipment, which was negatively impacted by warm weather and high inventory levels in the market. On a constant currency basis, Outdoor Performance revenue increased 6%. DTC continued to outperform the wholesale market with 42% growth, while wholesale was down 3%, negatively impacted by the challenging environment in the Americas. By geography, Outdoor Performance revenue increased in Greater China, Asia Pacific, and EMEA, which was offset by a decline in the Americas. Outdoor Performance segment adjusted operating profit margin contracted 340 basis points to 4.9% due to increased selling, general, and administrative expenses as a result of an increase in the share of DTC sales, which was partially offset by gross margin improvement from a beneficial channel and region mix.

Ball & Racquet Sports revenue decreased 14% to $273 million as Wilson continues to be constrained by challenges in its core market compared to strong growth and profitability last year when the flow of inventory improved and both retailers and consumers were buying early to avoid stockouts. On a constant currency basis, Ball & Racquet Sports revenue decreased 14%. Growth in Wilson Sportswear was more than offset by declines in the other categories. Ball & Racquet segment adjusted operating profit margin contracted 1,040 basis points compared to the first quarter 2023 to 4.0% in the first quarter 2024. The decrease was primarily due to the decrease in revenue. Additionally, gross margin was negatively impacted by increased discounts and unfavorable product mix.

OUTLOOK

CFO Andrew Page said, “Despite facing difficult comparisons for our wholesale businesses in Q1, we delivered results ahead of our expectations led by Arc’teryx, which gives us increased confidence in our full year guidance. The continued outperformance of our fastest growing and highest margin franchise allows us to deliver great business performance and strong returns for shareholders, while reinvesting in our key opportunities. As increased demand materializes, we are well positioned to service the elevated demand.”

FULL-YEAR 2024

Amer Sports is updating guidance for the year ending December 31, 2024 (all guidance figures reference adjusted amounts):

•	Reported revenue growth: Mid-teens %
•	Gross margin: approximately 54.0%
•	Operating margin: 10.5% - 11.0%
•	D&A: approximately $250 million, including approximately $110 million of ROU depreciation
•	Net finance cost: $215 - $225 million, including approximately $30 million of finance costs in the first quarter 2024 that won’t be recurring
•	Effective tax rate: approximately 38%
•	Fully diluted share count: 500 million
•	Fully diluted EPS: toward the high end of the previous guidance range of $0.30 to $0.40, including a $0.03 - $0.04 negative impact to EPS from non-recurring finance costs in 1Q24

•	Technical Apparel: >25% revenue growth; segment operating margin slightly above 20%
•	Outdoor Performance: mid-to-high-single-digit revenue growth; segment operating margin high-single digit %. Note: ENVE contributed approximately $25 million of annual sales to the Outdoor Performance segment.
•	Ball & Racquet: low-to-mid single-digit revenue growth, and low-to-mid single-digit segment operating margin

SECOND QUARTER 2024

Amer Sports is providing the following guidance for the second quarter ending June 30, 2024 (all guidance figures reference adjusted amounts):

•	Approximately 10%, including the impact of the disposition of ENVE on May 1, 2024
•	Gross margin: approximately 54.0%
•	Operating margin: approximately 0.0%
•	Net finance cost: $45 - $50 million
•	Effective tax rate: approximately 38%
•	Fully diluted share count: 510 million
•	Fully diluted EPS: $(0.04) to $(0.08)

Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.

CONFERENCE CALL INFORMATION

The Company's conference call to review the results for the first quarter 2024 will be webcast live today, Tuesday, May 21, 2024 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.

ABOUT AMER SPORTS

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.

With over 11,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports generated $4.4 billion of revenue in 2023. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES

Adjusted gross profit margin, adjusted SG&A expenses, adjusted operating profit margin, adjusted EBITDA, adjusted net (loss) income, and adjusted diluted (loss) income per share are financial measures that are not defined under IFRS. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding amortization related to certain purchase price adjustments (PPA) in connection with the acquisition and delisting of Amer Sports in 2019 and restructuring expenses. Adjusted SG&A also excludes PPA amortization, as well as adjustments to exclude restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as loss before tax with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, finance costs, and finance income. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and share-based payments. Adjusted net (loss) income is calculated as net (loss) income attributable to equity holders with adjustments to exclude PPA amortization, loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, share-based payments and related income tax expense. “Omni comp” is defined as year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

The Company believes that these non IFRS measures, when taken together with its financial results presented in accordance with IFRS, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income (loss) are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS financial measure.

FORWARD LOOKING STATEMENTS

This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may direct divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

FOR ADDITIONAL INFORMATION

Investor Relations:

Omar Saad

Vice President, Finance and Investor Relations

omar.saad@amersports.com

Media:

Anu Sirkiä

Senior Vice President, Communications

anu.sirkia@amersports.com

Source: Amer Sports

CONSOLIDATED STATEMENT OF INCOME

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions, except per share information)

	Three Months Ended March 31,
	2024	2023
Revenue	$1,182.9	$1,050.3
Cost of goods sold	(544.4)	(495.4)
Gross profit	638.5	554.9
Selling, general and administrative expenses	(534.2)	(422.4)
Impairment losses	(1.3)	(2.8)
Other operating income	6.0	0.7
Operating profit	109.0	130.4
Finance income	2.7	1.3
Finance cost	(82.3)	(86.1)
Loss on debt extinguishment	(14.3)	-
Net finance cost	(93.9)	(84.8)
Income before tax	15.1	45.6
Income tax expense	(8.2)	(26.6)
Net income	$6.9	$19.0
Income attributable to:
Equity holders of the Company	$5.1	$19.0
Non-controlling interests	$1.8	$-
Earnings per share
Basic earnings per share	$0.01	$0.05
Diluted earnings per share	$0.01	$0.05
Weighted-average number of ordinary shares
Basic	463,422,683	384,499,607
Diluted	466,345,776	384,499,607

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2024 and December 31, 2023
(Unaudited; $ in millions)

	March 31,	December 31,
($ in millions)	2024	2023
ASSETS
NON-CURRENT ASSETS
Intangible assets	$2,713.1	$2,748.7
Goodwill	2,253.7	2,270.0
Property, plant and equipment	450.9	441.9
Right-of-use assets	348.1	317.1
Non-current financial assets	9.1	9.2
Other non-current assets	69.6	73.5
Deferred tax assets	160.3	161.7
TOTAL NON-CURRENT ASSETS	6,004.8	6,022.1
CURRENT ASSETS
Inventories	1,100.6	1,099.6
Accounts receivable, net	560.4	599.8
Prepaid expenses and other receivables	164.7	162.3
Current tax assets	6.7	6.6
Cash and cash equivalents	337.3	483.4
TOTAL CURRENT ASSETS	2,169.7	2,351.7
TOTAL ASSETS	8,174.5	8,373.8
SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES
EQUITY (DEFICIT)
Share capital	16.9	642.2
Share premium	2,133.4	-
Capital reserve	2,789.2	227.2
Cash flow hedge reserve	6.6	(10.6)
Accumulated deficit and other	(925.6)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company	4,020.5	(160.2)
Non-controlling interests	5.2	3.4
TOTAL EQUITY (DEFICIT)	4,025.7	(156.8)
LIABILITIES
LONG-TERM LIABILITIES
Lease liabilities	280.0	250.4
Loans from financial institutions	2,021.0	1,863.4
Loans from related parties	-	4,077.0
Defined benefit pension liabilities	19.1	23.9
Other liabilities	20.6	29.4
Provisions	5.7	5.5
Long-term tax liabilities	31.4	32.1
Deferred tax liabilities	664.8	675.0
TOTAL LONG-TERM LIABILITIES	3,042.6	6,956.7
CURRENT LIABILITIES
Interest-bearing liabilities	6.2	381.0
Lease liabilities	93.7	89.4
Accounts payable	387.4	426.5
Other liabilities	532.8	567.5
Provisions	28.8	29.9
Current tax liabilities	57.3	79.6
TOTAL CURRENT LIABILITIES	1,106.2	1,573.9
TOTAL LIABILITIES	4,148.8	8,530.6
TOTAL SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES	$8,174.5	$8,373.8

GEOGRAPHIC REVENUES
For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended March 31,
($ in millions)	2024	2023	% Change
Geographic Revenues
EMEA	$359	$357	1%
Americas	410	410	(0)%
Greater China (1)	310	205	51%
Asia Pacific (2)	104	78	34%
Total	$1,183	$1,050	13%

(1)	Consists of mainland China, Hong Kong, Macau and Taiwan.
(2)	Excludes Greater China.

CHANNEL REVENUES
For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended March 31,
($ in millions)	2024	2023	% Change
Channel Revenues
Wholesale	$694	$703	(1)%
DTC	489	347	41%
Total	$1,183	$1,050	13%

SEGMENT REVENUES
For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended March 31,
($ in millions)	2024	2023	% Change
Segment Revenue
Technical Apparel	$510	$355	44%
Outdoor Performance	400	377	6%
Ball & Racquet Sports	273	318	(14)%
Total	$1,183	$1,050	13%

SEGMENT ADJUSTED OPERATING PROFIT

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended March 31,
($ in millions)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)
Segment Adjusted Operating Profit
Technical Apparel	$117	23.0%	$83	23.4%
Outdoor Performance	19	4.8%	31	8.2%
Ball & Racquet Sports	11	4.0%	46	14.4%
Reconciliation (1)	(17)	NM	(19)	NM
Total	$130	11.0%	$141	13.5%

(1)	Includes corporate expenses, which have not been allocated to the reportable segments.
(2)	The operating profit (loss) for the Reconciliation is not presented as it is not a meaningful metric (NM).

TECHNICAL APPAREL DTC OPERATING DATA
For the Three Months Ended March 31, 2024 and 2023
(Unaudited)

	Three Months Ended March 31,
($ in millions)	2024	2023	% Change
Store count (1)
Arc'teryx	146	130	12%
Peak Performance	44	41	7%
Total	190	171	11%
Omni comp	36%	61%

(1)	Reflects the number of Technical Apparel owned retail stores open at the end of the fiscal period
(2)	Omni comp reflects year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months

ADJUSTED GROSS PROFIT RECONCILIATION

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended
($ in millions)	2024	2023
Gross profit	$638	$555
PPA	4	4
Restructuring expenses	-	-
Adjusted gross profit	$642	$559

ADJUSTED SG&A RECONCILIATION

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended
($ in millions)	2024	2023
Selling, general and administrative expenses	$534	$422
Restructuring expenses	1	-
PPA	7	7
Expenses related to transaction activities	6	0
Expenses related to certain legal proceedings	-	-
Share-based payments	3	-
Adjusted SG&A expenses	$517	$415

ADJUSTED OPERATING PROFIT RECONCILIATION(1)

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended
($ in millions)	2024	2023
Income before tax	$15	$46
PPA	11	11
Restructuring expenses	1	-
Impairment related to goodwill and intangible assets	-	-
Expenses related to transaction activities (2)	24	0
Expenses related to certain legal proceedings	-	-
Share-based payments	3	-
Finance costs	65	86
Loss on debt extinguishment	14	-
Finance income	(3)	(1)
Adjusted operating profit	$130	$141

(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

(2) Includes approximately $18 million of foreign currency exchange losses related to contract costs incurred in association with our IPO, which are classified as Finance costs on the Consolidated Statement of Income.

ADJUSTED NET INCOME RECONCILIATION

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions, except per share information)

	Three Months Ended
($ in millions)	2024	2023
Net income attributable to equity holders	$5	$19
PPA	11	11
Restructuring expenses	1	-
Impairment losses on goodwill and intangible assets	-	-
Expenses related to transaction activities	24	0
Expenses related to certain legal proceedings	-	-
Share-based payments	3	-
Income tax expense	(5)	(3)

Adjusted net income	$39	$27
Adjusted total diluted income per share	$0.08	$0.07

EBITDA, ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN

RECONCILIATION(1)

For the Three Months Ended March 31, 2024 and 2023
(Unaudited; $ in millions)

	Three Months Ended
($ in millions)	2024	2023
Revenue	$1,183	$1,050
Net income attributable to equity holders	$5	$19
Net income attributable to non-controlling interests	2	-
Income tax expense	8	27
Finance cost (2)	82	86
Loss on debt extinguishment	14	-
Depreciation and amortization (3)	63	52
Finance income	(3)	(1)
EBITDA	$171	$182
Restructuring expenses	1	-
Impairment losses on goodwill and intangible assets	-	-
Expenses related to transaction activities	6	0
Expenses related to certain legal proceedings	-	-
Share-based payments	3	-
Adjusted EBITDA	$182	$183
Net income margin	0.4%	1.8%
Adjusted EBITDA Margin	15.3%	17.4%

(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

(2) Total interest expense on lease liabilities under IFRS 16, Leases was $4.3 and $2.0 for the three month period ended March 31, 2024, and 2023, respectively.

(3) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $26.5 million and $18.8 million for the three months ended March 31, 2024 and 2023, respectively.